Mail Stop 4561

April 11, 2007

Brian M. Beattie
Chief Financial Officer
Synopsys, Inc.
700 East Middlefield Road
Mountain View, CA 94043

>   **Re: Synopsys, Inc.**
>   **Form 10-K for the Year Ended October 31, 2006**
>   **Form 10-Q for the Quarterly Period Ended January 31, 2007**
>   **Form 8-K filed February 21, 2007**
>   **File No. 000-23043**

Dear Mr. Beattie:

        We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended October 31, 2006

1.   We are continuing to assess your response to the comment issued by the Division of Corporation Finance in the letter dated February 5, 2007. Please note that we will take into consideration your responses to the below comments as part of our assessment. We may have further comments.

Selected Unaudited Quarterly Financial Data, page 92

2.   We note from your disclosure on page 34 that the adjustments recorded during the fourth quarters of fiscal 2006 and 2005 of $1.6 million and $3.6 million, respectively, relate to an error in your option grant documentation process. Further explain the nature of these adjustments. Describe the error in your option grant documentation process, tell how how the error was discovered, and explain why the error reoccurred in 2006. Tell us what consideration was given to restating your previously issued interim financial statements and provide us with your SAB 99 analysis for each period. Also, explain how you considered that compensation was not properly recognized throughout the fiscal years in your evaluations of disclosure controls and procedures and internal control over financial reporting.

Form 10-Q for the Quarterly Period Ended January 31, 2007

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Basis of Presentation, page 4

3.   We note that certain items have been reclassified in the prior year financial statements for compensation charges related to your deferred compensation plans. Further explain the nature of these reclassifications and tell us whether any other prior interim periods are impacted by this reclassification. Tell us what consideration was given to labeling the revised columns of your financial statements as "restated" with explanatory footnote disclosure. Provide us with your SAB 99 analysis. In this regard, we note that the adjustments decreased operating income (loss) from $1,231,000 as previously reported to ($346,000).

Form 8-K filed February 21, 2007

4.   We believe the non-GAAP operating statement columnar format appearing in your Form 8-K filed on February 21, 2007 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." In future filings, please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with any amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief